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March 11, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549-3561
Attn: Perry Hindin

Re:	Getty Images Holdings, Inc.

Schedule TO-I filed March 2, 2026

File No. 005-93727

Dear Mr. Hindin:

On behalf of our client Getty Images Holdings, Inc. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2026 (the “Comment Letter”), with respect to the above-referenced Schedule TO-I filed on March 2, 2026 (the “Schedule TO”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Schedule TO.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1 to the Schedule TO. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1 to the Schedule TO.

Securities and Exchange Commission

March 11, 2026

Section 6. Conditions of the Exchange Offer, page 22

1. A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable.

●	“there shall have been threatened or instituted any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person...;” and

●	“there shall have been threatened, instituted or taken any action...”

The Company has revised the disclosure on page 22 of the Offer to Exchange in accordance with the Staff’s comment above.

Section 8. Information Concerning Getty Images; Financial Information, page 23

2. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Compliance and Disclosure Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations." Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure, as required by Exchange Act Rule 13e-4(e)(3).

The Company has revised the disclosure on page 23 of, and has added a Schedule A with summary financial information to, the Offer to Exchange in accordance with the Staff’s comment above. The Company will disseminate the amended disclosure to Eligible Optionholders.

* * * * *

Securities and Exchange Commission

March 11, 2026

Please contact me at (212) 735-2512 or jon.hlafter@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Jon A. Hlafter
Jon A. Hlafter

cc:	Kjelti Kellough, Senior Vice President, General Counsel and Corporate Secretary, Getty Images Holdings, Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
Jon A. Hlafter, Skadden, Arps, Slate, Meagher & Flom LLP